UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Company” or the “Registrant”) hereby announces the results of its annual general meeting of shareholders held on September 24, 2026 (the “Meeting”). The shareholders of the Company approved (a) the re-election of Brandon Van Buren and Ryusuke Utsumi as Class II directors of the board of directors of the Company (the “Board”), to hold office until the close of the annual meeting of the Company in 2029, and until their respective successors are duly elected and qualified, and (b) the compensation package of Mr. Shiven Ramji, the Company’s Chief Executive Officer, and (c) the Company’s compensation policy for officers and directors, and (d) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the audit committee of the Board, to determine the auditor’s remuneration, each by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on August 18, 2026, and sent in connection with the Meeting.

204,331,510 ordinary shares, representing approximately 80.9% of the issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-260878, 333-278130 and 333-293973) filed with the SEC on November 8, 2021, March 21, 2024 and March 3, 2026, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

September 24, 2026	By:	/s/ Holly Windham
Holly Windham
General Counsel

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